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                            August 20, 2021

       Ricardo Haynes
       Chief Executive Officer
       Bear Village, Inc.
       4002 Hwy 78, Suite 530 #296
       Snellville, GA 30039

                                                        Re: Bear Village, Inc.
                                                            Amendment No. 8 to
Offering Statement on Form 1-A
                                                            Filed August 6,
2021
                                                            File No. 024-11359

       Dear Mr. Haynes:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 26, 2021 letter.

       Amendment No. 8 to Form 1-A/A filed August 6, 2021

       General

   1. We note your response to comment 1. Please revise to address the terms of the escrow and timeline for
reaching the minimum and returning funds if it is not met. See Rule 10b-
                                                        9 and Rule15c2-4 of the
Securities Exchange Act of 1934.




              You may contact Howard Efron at 202-551-3439 or Kristina Marrone at 202-551-3429 if
       you have questions regarding comments on the financial statements and related matters. Please
 Ricardo Haynes
Bear Village, Inc.
August 20, 2021
Page 2

contact Ron Alper at 202-551-3329 or Jim Lopez at 202-551-3536 with any other questions.



FirstName LastNameRicardo Haynes                         Sincerely,
Comapany NameBear Village, Inc.
                                                         Division of
Corporation Finance
August 20, 2021 Page 2                                   Office of Real Estate
& Construction
FirstName LastName